UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at October 17, 2007

FARALLON RESOURCES LTD.
Suite 1020-800 West Pender Street
Vancouver, British Columbia
V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 17, 2007

Print the name and title of the signing officer under his signature.

      Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

UPDATE ON FARALLON'S G-9 PROJECT:
INFILL DRILLING OF SOUTHEAST ZONE COMPLETE
CONTRACT MINERS TO ASSIST WITH DECLINE
MILL SITE READY FOR CONCRETE POURING

October 17, 2007, Vancouver - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN, OTCBB: FRLLF) announces the following update on its G-9 polymetallic - zinc, copper, gold, silver, lead - project at Campo Morado in Guerrero State, Mexico. Several developments have occurred that continue to advance the project while making necessary adjustments to operating strategies to ensure that mine development and mill construction remain on track.

Infill drilling of the Southeast zone has now been completed. Drill core samples are being assayed and a new deposit block model is being developed. A new resource estimate will then be prepared using a combination of internal Farallon expertise and outside consultants. Behre Dolbear of Denver has been retained to review Farallon's internal estimates and to assess the inferred, indicated and/or measured resources for the Southeast zone. This work is expected to be completed by the end of October after which a mine plan will be developed. In the meantime, infill drilling of the North zone has commenced.

Farallon has continued to seek ways to accelerate the development of the underground decline, and have recently retained the services of Wabi Development Corporation ("Wabi") of New Liskeard, Ontario, Canada to provide services, including manpower, supervision, training and, where necessary, assisting with purchasing and/or expediting activities. Wabi's services will complement and enhance Farallon's own activities on site. Wabi's work is intended to improve decline advance rates while training local personnel to Ontario Common Core safety standards for mining. Coincident with Wabi's efforts, Farallon and McIntosh Engineering will be investigating mine design changes that may, among other things, change the initial area of mining to keep the project on track.

Mill site construction activities continue with earthworks nearing completion. Contracts for aggregate supply and concrete forming have been let to MacInter SA de CV and work on the mill footing excavations and mill base is expected to start shortly. Final mill design drawings are being prepared and equipment purchases continue. Work on the tailings dam and water diversion earthworks is also proceeding with necessary environmental procedures being undertaken at this time. Construction activities are expected to commence in earnest once the rainy season ends towards the end of this month or in early November.

In other developments, the Company has applied for its power line permit and is expecting a response from the Mexican Secretariat of Environmental and Natural Resources (Secretaris de Medio Ambiente y Recursos Naturales, or SEMARNAT) in November, after which construction activities will commence. The contract for construction of the power line has already been let to Constructora Vivar S.A de C.V. and the routing surveyed in preparation to start immediately upon receipt of SEMARNAT's response, if favourable. At the same time, the Company has signed a new agreement with the National Union of Mineworkers to cover our activities through to production commencing. The agreement has been ratified by our local employees and will see the retention of local benefits in all future activities on site. The Company is pleased with this development as it reaffirms the commitment to the local communities for maximum local participation in any of the benefits of a mine at G-9.

Dick Whittington said: "I am pleased with the series of developments over the past few months. Wabi will be able to help with immediate and experienced manpower support and ongoing training activities that will enable us to both increase the advancement of the decline and fully develop our local workforce. Elsewhere, construction, geological and mine engineering activities are being advanced to take us to the next stage in our development. We are looking forward to a new resource estimate. The objective of the drilling program was to convert a significant amount of resources in the Southeast zone to indicated and/or measured status. The parallel track approach is enabling the Company to move forward on several fronts at the same time, and thereby keep our target date of initial production on track for July 1, 2008. The Company's first priority, however, is a safe work site, and we will continue to plan work programs to meet that objective."

Farallon is advancing the exploration and development of the G-9 deposit at its Campo Morado Property in Guerrero State, Mexico. The Company's 2007 parallel track program has been successful to date. Exploration drilling is expanding the high-grade G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are all taking place concurrently, with the goal of commencing production in July 2008. Farallon has approximately Cdn$40.9 million in cash in simple interest daily savings accounts with ScotiaBank and has concluded debt financing arrangements with Rothschild of London (see Farallon News Release dated March 21, 2007).

For further details on Farallon and the Campo Morado Project please visit the Company's website at www.faralllonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.